UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 December 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom announces sale of AAPT for A$450 million

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 9 December 2013	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

9 December 2013

Telecom announces sale of AAPT for A$450 million

Telecom is pleased to announce that it has entered into a binding agreement to sell AAPT for A$450 million to TPG Telecom Limited.

This transaction represents approximately 6.4x AAPT’s current recurring annualised EBITDA run-rate of approximately A$70m. The agreement is free of conditions precedent and, subject to the finalisation of routine mechanical steps, the transaction will complete on 28 February 2014.

As announced at its investor strategy day in May 2013, Telecom’s strategic ambition is to become a growing New Zealand company and a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud.

“The sale of AAPT is consistent with this strategy and with our desire to focus principally on our New Zealand operations and on the needs of New Zealand customers,” said Telecom Chief Executive, Simon Moutter.

Following a period of cost reduction and operational improvement, AAPT has been focused on a revenue growth plan within business and wholesale markets, using its strong network capabilities.

“AAPT is performing well. David Yuile and his management team have done an impressive job during the last three years to simplify, stabilise and reshape the company. By focusing on AAPT’s wholesale and corporate businesses, the management team has grown the customer base and, most importantly, driven profitable growth,” said Mr Moutter.

AAPT CEO David Yuile said he believed AAPT was now well-positioned in the Australian market as a business and wholesale telecommunications infrastructure company.

“We are very energised by the progress we have made and the massive turnaround AAPT has experienced after several years of hard work and tough decisions. AAPT is now ready for another chapter in its evolution and we look forward to the future.”

Telecom anticipates in the first instance sale proceeds will be used to repay debt. Telecom will provide further guidance on the use of the proceeds at its H1 FY14 profit announcement on 21 February 2014, within the context of its strategic turnaround programme, and the intention to maintain both a conservative capital structure and sustainable dividend.

This transaction follows the sale of AAPT’s consumer division in September 2010.

- ENDS –

For media queries, please contact:	For investor relations queries, please contact:

Richard Llewellyn	Mark Laing

Head of Corporate Communications	General Manager Corporate Finance

+64 (0) 27 523 2362	+64 (0) 27 227 5890